UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File No. 00-30082

MERUS LABS INTERNATIONAL INC.
(Translation of registrant's name into English)

Suite 2007, 1177 West Hastings Street
Vancouver, BC V6E 2K3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Interim Financial Statements June 30, 2012
99.2	Management Discussion and Analysis
99.3	Certification of Interim Filings - CEO
99.4	Certification of Interim Filings - CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2012

MERUS LABS INTERNATIONAL INC.

/s/ Andrew Patient
_________________________________________
Andrew Patient
Chief Financial Officer